FELTL AND COMPANY

2100 LaSalle Plaza

800 LaSalle Ave

Minneapolis, MN 55402

June 27, 2013

VIA EDGAR AND TELECOPY

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Larry Spirgel, Assistant Director

Re:	xG Technology, Inc. (the “Company”)
File No. 333-187094
Registration Statement on Form S-1

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Feltl and Company, as representative of the underwriters, hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-1 so that it will become effective at 5:15 p.m., Eastern Time, on Thursday, June 27, 2013, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, please be advised that the approximate number of preliminary prospectuses, dated June 19, 2013, were distributed:

To Whom Distributed	Number of Copies
Institutions	700 Copies
Individuals	500 Copies
Total	1,200 Copies

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

FELTL AND COMPANY

By:	/s/ Mitch Edwards
Name:	Mitch Edwards
Title:	Chief Operating Officer